Table of Contents

EXHIBIT 8.1 SUBSIDIARIES OF BRASIL TELECOM PARTICIPAÇÕES S.A.

Subsidiaries of Brasil Telecom Participações S.A.

Name of Subsidiary	Jurisdiction of Incorporation

Nova Tarrafa Inc.	Brazil
Nova Tarrafa Participações Ltda.	Brazil
Brasil Telecom S.A.	Brazil
Internet Group Limited	Brazil
BrT Serviços de Internet S.A.	Brazil
14 Brasil Telecom Celular S.A.	Brazil
Vant Telecomunicações S.A.	Brazil
MTH Ventures do Brasil Ltda.	Brazil
Br.T. Cabos Submarinos (Holdings) Ltda.	Brazil
Br.T. Cabos Submarinos Ltda.	Brazil
Br.T. Cabos Submarinos (Bermuda) Ltda.	Bermuda
Brasil Telecom of America Inc.	United States
Brasil Telecom de Venezuela S.A.	Venezuela
iBest Holding Corporation	Brazil
Opinia Cayman	Grand Cayman
Opinia S.A.	Brazil
Lokau Méx	Mexico
iBest S.A.	Brazil
MailBR Ltda.	Brazil
iBest Espanha	Spain
iBest México	Mexico